Item 77(i) Terms of New or Amended Securities

AMENDMENT TO REGISTRANT’S ARTICLES OF INCORPORATION

In response to Sub-Item 77i, Articles Supplementary to the Articles of Incorporation dated as of March 11, 2011 (the “Supplement”) of the Lord Abbett Developing Growth Fund, Inc. (the “Registrant”) authorized an additional 70,000,000 Class I shares, which increased the total number of shares of all classes from 1,090,000,000 shares of capital stock, par value $.001 per share, to 1,160,000,000 shares of capital stock, par value $.001 per share, effective March 11, 2011.

The Supplement is hereby attached as Item 77Q1(a)